TABLE OF CONTENTS

Securities and Exchange Commission

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File No. 0-5734

The Retirement Plan of Pioneer-Standard Electronics, Inc.

(Full Title of the Plan)

Pioneer-Standard Electronics, Inc.
6065 Parkland Boulevard
Mayfield Heights, Ohio 44124

(Name of issuer of the securities held pursuant to the Plan and
the address of its principal executive office)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

The Retirement Plan of Pioneer-Standard Electronics, Inc.

December 31, 2000 and 1999 and for the Year Ended December 31, 2000
with Report of Independent Auditors

The Retirement Plan of Pioneer-Standard Electronics, Inc.

Financial Statements and Supplemental Schedule

December 31, 2000 and 1999 and
for the Year Ended December 31, 2000

Table of Contents

3

Report of Independent Auditors

The Board of Trustees
The Retirement Plan of Pioneer-
   Standard Electronics, Inc.

We have audited the accompanying statements of assets available for benefits of The Retirement Plan of Pioneer-Standard Electronics, Inc. as of December 31, 2000 and 1999, and the related statement of changes in assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by American Express Trust Company, the trustee of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 1999 financial statements, except for comparing the information provided by the trustee, which is summarized in Note D, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements as of December 31, 1999. The form and content of the information included in the 1999 financial statements, other than that derived from the information certified by the trustee has been audited by us and, in our opinion, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2000 and changes in its assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit of the Plan's financial statements as of and for the year ended December 31, 2000, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements for the year ended December 31, 2000, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Cleveland, Ohio
May 7, 2001

The Retirement Plan of Pioneer-Standard Electronics, Inc.

Statements of Assets Available for Benefits

	December 31	
	2000	**1999**
Assets		
Investments	**$81,958,969**	$82,331,351
Contributions receivable:		
Employer profit sharing	**2,300,000**	1,720,000
Employer 401(K) match	**89,786**	6,123
Participants	**320,356**	21,836
	2,710,142	1,747,959
Assets available for benefits	**$84,669,111**	$84,079,310

See accompanying Notes to Financial Statements.

The Retirement Plan of Pioneer-Standard Electronics, Inc.

Statement of Changes in Assets Available for Benefits

Year Ended December 31, 2000

Additions

Investment income (loss):

Net depreciation in fair value of investments	$ (5,412,041)
Interest and dividend income	2,624,114
	(2,787,927)
Contributions:	
Employer	4,413,145
Participants	7,372,355
Rollovers	891,185
	12,676,685
Total additions	9,888,758

Deductions

Benefits paid directly to participants	9,295,588
Administrative expenses	3,369
	9,298,957
Net increase	589,801
Assets available for benefits at beginning of year	84,079,310
Assets available for benefits at end of year	$84,669,111

See accompanying Notes to Financial Statements.

A. Description of Plan

The following description of The Retirement Plan of Pioneer-Standard Electronics, Inc. (the "Plan") provides only general information. Participants should refer to the summary plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of Pioneer-Standard Electronics, Inc. and certain of its subsidiaries (the "Company" and "Plan Administrator") as defined in the summary plan document who have at least six months of service as of January 1, April 1, July 1 or October 1 of any year.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Participants may elect to contribute up to 15 percent of their annual compensation. The Company will match 50 percent of the participants contributions on the first four percent of their compensation contributed. The Plan also provides for the Company to make additional annual contributions to the Plan in an amount of ten percent of its current profits in excess of the highest amount of profits before profit sharing costs and income taxes in any fiscal year since March 31, 1972. The Plan further provides, however, that the Company's Board of Directors is authorized to establish the Company's additional contribution at a different amount, if any. For the year ended December 31, 2000, and 1999, the profit sharing contribution was $2,300,000 and $1,720,000, respectively.

Participants may elect one or more of the Plan's investment options available for the investment of their contributions and their allocation of the Company's additional contributions.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's matching contribution and an allocation of (a) the Company's profit sharing contribution based on earnings, (b) Plan earnings, and (c) forfeitures of nonvested account balances. Allocations are based on participant earnings or account balances, as defined. At December 31, 2000, $472,130 of forfeitures were reallocated to participants. The participant's account determines the benefit that will ultimately be received upon retirement or termination.

A. Description of Plan (continued)

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts starts after the first year of service and is based on years of continuous service. A participant who has at least one hour of service after December 31, 1997 is 100 percent vested after five years of credited service. Participants who do not have an hour of service after December 31, 1997 are 100 percent vested after seven years of credited service.

A participant may withdraw, once every six consecutive months, any amount of the actual value of employee after-tax or rollover contributions. Withdrawal of funds representing the participants' vested interest in matching, discretionary, and profit sharing contributions including earnings may only be made upon attainment of age 59-1/2 or upon determination that a serious financial hardship exists (e.g., medical expenses, tuition, purchase of a principal residence).

Participant Loans

Participants are also permitted to borrow up to 50 percent of their vested interest, as defined, not to exceed $50,000. Loan terms range from 1 to 5 years or longer for the purchase of a primary residence. The loans are secured by the balance in the participant's account and accrue interest at a rate commensurate with local prevailing rates. Principal and interest are paid ratably by the participants through biweekly or monthly payroll deductions.

Payment of Benefits

On termination of participation in the Plan, a participant may elect to receive either a lump-sum payment equal to the vested interest in their account, or an annuity. Distribution of the participant's account must commence by April 1st following the attainment of age 70-1/2 if the participant's ownership interest is five percent or more.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

9

The Retirement Plan of Pioneer-Standard Electronics, Inc.

Notes to Financial Statements (continued)

B. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation

The shares of registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. The common trust funds are stated at fair value as determined by the trustee. Equity securities, including Pioneer-Standard Electronics, Inc. Common Shares, are valued at the quoted market price at year-end in an active market. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

C. Transactions with Parties in Interest

Party-in-interest transactions include the investment in the funds of the trustee, Pioneer-Standard Electronics, Inc. Common Shares and related dividend income, and the payment of administrative expenses by the Plan, which are reimbursed by the Company. Such transactions are exempt from being prohibited transactions.

The Retirement Plan of Pioneer-Standard Electronics, Inc.

Notes to Financial Statements (continued)

D. Investments

All investment information relating to investments held at December 31, 1999, was obtained or derived from information supplied to the plan administrator and certified as complete and accurate by the American Express Trust Company.

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

	December 31	
	2000	1999
American Express Trust Income Fund II	$20,216,216	$21,294,904
American Express Trust Equity Index Fund II	16,044,738	20,762,494
AXP New Dimensions Fund	14,821,494	15,541,628
Neuberger Berman Genesis Trust	7,367,456	5,786,996

During 2000, the Plan's investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

	Net Depreciation in Fair Value of Investments
Pioneer-Standard Electronics, Inc. Common Shares	$ (26,971)
Common trust funds	(3,709,411)
Shares of registered investment companies	(1,675,659)
	$(5,412,041)

11

E. Differences Between Financial Statements and Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

	December 31	
	2000	**1999**
Assets available for benefits per the financial statements	**$84,669,111**	$84,079,310
Less: Contribution receivable	**(2,710,142)**	(1,747,959)
Assets available for benefits per the Form 5500	**$81,958,969**	$82,331,351

The following is a reconciliation of contributions per the financial statements to the Form 5500 for the year ended December 31, 2000:

Contributions per the financial statements	**$12,676,685**
Less: Contribution receivable at December 31, 2000	**(2,710,142)**
Add: Contribution receivable at December 31, 1999	**1,747,959**
Contributions per the Form 5500	**$11,714,502**

F. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 28, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

The Retirement Plan of Pioneer-Standard Electronics, Inc.

EIN: 34-0907152 Plan: 001

Schedule H, Line 4(i)—Schedule of Assets Held for
Investment Purposes at End of Year

December 31, 2000

Identity of Issuer	Description of Investment	Current Value
Common Trust Funds:		
*American Express Trust Income Fund II	977,952 units	$20,216,216
*American Express Trust Short-Term (25:75) Horizon Fund	7,985 units	142,412
*American Express Trust Long-Term (65:35) Horizon Fund	38,245 units	457,374
*American Express Trust Medium-Term (50:50) Horizon Fund	180,123 units	4,022,498
*American Express Trust Long-Term (95:5) Horizon Fund	78,785 units	1,049,183
*American Express Trust Long-Term (80:20) Horizon Fund	63,156 units	1,640,533
*American Express Trust MidCap Growth Fund II	251,375 units	4,210,020
*American Express Trust Equity Index Fund II	443,041 units	16,044,738
*American Express Trust Money Market Fund II	2,363 units	2,363
PIMCO Total Return Fund	39,760 shares	413,109
Dreyfus Founders Balanced Fund	295,446 shares	2,724,009
AXP New Dimensions Fund	510,031 shares	14,821,494
Neuberger Berman Genesis Trust	275,419 shares	7,367,456
AXP International Fund	309,550 shares	2,740,332
Self-Directed Brokerage Account:		
Dreyfus Growth and Value Fund	128 shares	1,428
G Apex Silver Mines	100 shares	838
Global Crossing Ltd.	35 shares	501
Elamex SA	1,660 shares	2,178
ADC Telecommunications	1,518 shares	27,514
AOL Time Warner Inc.	1,700 shares	59,160
AT & T Corp.	2,384 shares	41,124
AVX Corp.	100 shares	1,638
AASTROM Biosciences	1,000 shares	875
Abbott Labs	200 shares	9,687

13

Identity of Issuer	Description of Investment	Current Value
Accesstel Inc.	56,230 shares	$ 49,201
Advanced Micro Dev.	46 shares	635
All American Semiconductor	240 shares	2,160
Altera Corp.	700 shares	18,418
Amkor Technology	450 shares	6,982
Analog Devices	1,387 shares	70,996
Andrx Group	110 shares	6,366
Anheuser Busch	202 shares	9,203
Apple Computer	32 shares	476
Applied Micro Circuits Corp.	200 shares	15,009
Applied Materials	48 shares	1,833
Ariba Inc.	100 shares	5,363
Arrow Elec. Inc.	500 shares	14,312
Atmel Corp.	2,336 shares	27,156
Avaya	91 shares	938
Avnet Inc.	1,000 shares	21,500
BSD Medical Corporation	1,000 shares	594
Bank Amer Corp.	100 shares	4,588
Bank One Corp.	716 shares	26,225
BEA Systems	50 shares	3,366
Bico Inc.	6,300 shares	309
Bristol Myers Squibb	31 shares	2,292
Broadcom Corp.	184 shares	15,456
Broadwing Inc.	150 shares	3,422
Buy.com Inc.	175 shares	115
CMGI Inc.	50 shares	280
Cabletron Systems	1,000 shares	15,062
Chastain Capital Corp.	3,000 shares	1,320
The Cheesecake Factory	50 shares	1,919
Cisco Systems	6,218 shares	237,839
Citigroup Inc.	566 shares	28,901
Claires Stores Inc.	100 shares	1,794
Clarent Corp.	41 shares	464
Coca Cola Bottling Co.	25 shares	947
Communication Intelligence Corp.	250 shares	258
Compaq Computer	289 shares	4,349
Computerized Thermal Imaging Inc.	1,000 shares	1,500
Conexant Systems Inc.	122 shares	1,876
Conseco Co.	100 shares	1,319
Corel Corp.	200 shares	319
Corning Inc.	350 shares	18,484

14

Identity of Issuer	Description of Investment	Current Value
Corvis Corp.	358 shares	$ 8,525
Cosine Communications	100 shares	1,388
Cybear Group	16 shares	6
Cypress Semiconductor	180 shares	3,544
Daimler-Benz ADR	20 shares	855
Day Runner Inc.	500 shares	156
Dell Computer Corp.	300 shares	5,231
UIT Diamonds Tr Ser. 1	190 shares	20,288
Digital Lightwave Inc.	500 shares	15,844
Walt Disney Co.	310 shares	8,982
Drugstore.com Inc.	22 shares	20
E Digital Corp.	15,473 shares	26,103
EMC Corp.	400 shares	26,600
E Trade Group Inc.	241 shares	1,777
Echelon Corp.	97 shares	1,558
Edulink Inc.	10,000 shares	230
LM Ericsson Tel	400 shares	4,475
Exodus Communications	1,850 shares	37,000
Extreme Networks Inc.	30 shares	1,174
FedEx Corp.	125 shares	4,995
First Data Corp.	100 shares	5,269
Ford Motor Company	100 shares	2,344
Freerealtime.com Inc.	400 shares	188
GS Telecom Ltd.	100 shares	11
Gap Inc.	10 shares	255
General Electric	1,093 shares	52,410
Glenayre Technologies Inc.	370 shares	1,306
Global Telesystems Inc.	225 shares	183
Goodyear Tire & Rubber	300 shares	6,897
Home Depot	357 shares	16,318
Hydromaid International Inc.	1,000 shares	812
Imaging Diagnostic Systems Inc.	56,224 shares	49,477
Imanage Inc.	600 shares	2,737
Intel Corp.	19,593 shares	588,993
Interactive Media Network	10,000 shares	900
Interdigital Communications Corp.	100 shares	541
Interactive Systems Worldwide Inc.	1,000 shares	719
Internet Library Inc.	2,850 shares	513
Internet Capital Group	1,400 shares	4,593
Intertrust Tech Corp.	650 shares	2,194
Iomega Corp.	200 shares	670

15

Identity of Issuer	Description of Investment	Current Value
I 2 Technologies	1,192 shares	$ 64,815
JDS Uniphase Corp.	220 shares	9,171
Kemet Corp.	100 shares	1,513
Knox Nursery Inc.	1,100 shares	206
Kohls Corp.	24 shares	1,464
Koninkl JKE Philips Electrs N V	698 shares	25,303
LSI Logic Corp.	212 shares	3,623
Launch Media Inc.	100 shares	156
Level 3 Communications	300 shares	9,844
Linear Technology Corp.	60 shares	2,775
Lucent Technology	1,645 shares	22,212
MGM Mirage	101 shares	2,849
Mainspring Inc.	100 shares	313
McAfee.com "A"	86 shares	430
McDonalds Corp.	126 shares	4,280
Medtronic Inc.	1,522 shares	91,863
Merck & Co.	125 shares	11,703
Micro Component Tech.	32,100 shares	92,288
Microsoft Corp.	1,675 shares	72,653
Microage Inc.	100 shares	22
Microchip Tech Inc.	770 shares	16,891
Migratec Inc.	2,500 shares	550
Motorola Inc.	800 shares	16,200
NASDAQ Gold Tr. IUIT	600 shares	35,025
National Semiconductor	400 shares	8,050
Network Appliance	100 shares	6,419
Nippon Telegraph & Telephone ADR	100 shares	3,569
Nokia Corp. ADR	2,516 shares	109,446
Nortel Networks Corp.	125 shares	4,008
Novamed Eyecare Inc.	185 shares	196
Novartis AG	100 shares	4,475
Old Kent Fnl. Corp.	110 shares	4,813
Openwave Sys. Inc.	50 shares	2,397
Oracle Systems	4,406 shares	128,047
Owens Corning Common	1,100 shares	893
PMC-Sierra Inc.	169 shares	13,288
Palm Inc.	50 shares	1,416
PepsiCo Inc.	51 shares	2,503
Pfizer Inc.	300 shares	13,800
Playboy Enterprises Inc. CL B	100 shares	994
Power Technology Inc.	450 shares	196

16

Identity of Issuer	Description of Investment	Current Value
Pumatech Inc.	200 shares	$ 831
Ologic Corp.	155 shares	11,935
Qualcomm Inc.	335 shares	27,533
Qwest Comm Intl. Inc.	36 shares	1,472
RF Micro-Devices	100 shares	2,744
Razorfish Inc. Ser. A	100 shares	163
Red Hat Inc.	185 shares	1,156
Safescience Inc.	226 shares	268
Sagent Technology	47 shares	65
Charles Schwab Corp.	3,075 shares	87,253
Seaview Underwater Research Inc.	9,000 shares	24,750
Sheldahl Co.	1,000 shares	2,000
Siebel Systems	250 shares	16,906
Sirius Satellite Radio Inc.	100 shares	2,994
Solectron Corp. Com.	186 shares	6,305
Starbucks	100 shares	4,425
St Microelectronics	300 shares	12,844
Stockeryale Inc.	28 shares	347
Storage Networks Inc.	30 shares	744
Sun Microsystems	2,306 shares	64,280
Sungard Data Systems Inc.	310 shares	14,609
Sunrise Tech Intl.	100 shares	178
Syngenta AG ADR	10 shares	109
Synquest Transforming	500 shares	3,688
Telcom Semiconductor	100 shares	1,138
Teradyne Inc.	400 shares	14,900
Texaco Inc.	100 shares	6,213
Texas Instruments	140 shares	6,633
TheGlobe.com Inc.	200 shares	56
Tollgrade Communications	100 shares	3,650
Topps Company Inc.	100 shares	919
Tricord Systems Inc.	707 shares	5,877
Tyco International Ltd.	200 shares	11,100
U.S. Bancorp	620 shares	18,093
United Parcel Service	138 shares	8,108
VIP Comlink	2,650 shares	111
Verizon Communications	284 shares	14,236
Veritas Software	42 shares	3,675
Versant Corp.	1,170 shares	2,633
Verticalnet Inc.	500 shares	3,328
Video Network Communications Inc	50 shares	75

17

Identity of Issuer	Description of Investment	Current Value
Virtualsellers.com Inc.	500 shares	$ 265
Visx Inc.	20 shares	209
Vitria Technology Inc.	100 shares	775
Wal-Mart Stores	54 shares	2,869
Webvan Group Inc.	400 shares	188
William COS	100 shares	3,994
WIT Soundview Group Inc.	105 shares	377
Workflow Mgmt Inc.	50 shares	344
Worldcom. Inc.	850 shares	11,953
XM Satellite Radio	100 shares	1,606
XILINX Inc.	173 shares	7,980
Xircom Inc.	1,000 shares	15,500
Xetel Corporation	1,000 shares	3,562
Xerox Corp.	3,458 shares	15,991
Yahoo Inc.	362 shares	10,882
Pacific Century	1,000 shares	600
Firsthand FDS	230 shares	17,119
Invesco Telecommunications FD Inv GL	115 shares	4,188
Invesco BD FDS Inc.	503 shares	3,657
Janus Investment Fund	24 shares	837
Janus Twenty Fund	311 shares	17,069
Janus Global Technology Fund	294 shares	5,951
Janus Investment Olympus FD	1,201 shares	49,425
Janus Invt Funds	255 shares	13,563
Janus Mercury Fund	413 shares	12,240
PBHG Growth Fund	41 units	1,262
Reserve Fund Inc CL A	167,985 units	167,985
T Rowe Price Science & Tech Fund	94 shares	3,340
Strong Equity FDS Inc.	64 shares	1,096
Value Equity Tr.	75 shares	964
Vanguard Equity Income Fund Inc.	1,570 shares	20,846
*Pioneer-Standard Stock Pool	13,884 shares	152,724
*Participant Loans	Interest rates ranging from 8.75% to 10.5% due by or prior to 2015	2,704,298
Total		$81,958,969

---

*   Represents party-in-interest to the Plan.

18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE RETIREMENT PLAN OF PIONEER-STANDARD ELECTRONICS, INC.

Date: June 27, 2001

/S/ Richard A. Sayers II

Richard A. Sayers II
Senior Vice President,
Corporate Services